UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

The Children’s Place Retail Stores, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

168905107

(CUSIP Number)

December 15, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No. 168905107	13G	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Credit Opportunities III, L.P EIN No.: 20-5805141
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER As of December 15, 2009 – 254,850 As of December 23, 2009 – 298,600
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER As of December 15, 2009 – 254,850 As of December 23, 2009 – 298,600
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of December 15, 2009 – 254,850 As of December 23, 2009 – 298,600
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of December 15, 2009 – 0.93% As of December 23, 2009 – 1.09%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 168905107	13G	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Credit Opportunities IV, L.P EIN No.: 26-1884645
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER As of December 15, 2009 – 390,459 As of December 23, 2009 – 456,642
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER As of December 15, 2009 – 390,459 As of December 23, 2009 – 456,642
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of December 15, 2009 – 390,459 As of December 23, 2009 – 456,642
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of December 15, 2009 – 1.42% As of December 23, 2009 – 1.66%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 168905107	13G	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Credit Opportunities (Offshore) IV, L.P EIN No.: 98-0574089
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER As of December 15, 2009 – 503,041 As of December 23, 2009 – 588,308
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER As of December 15, 2009 – 503,041 As of December 23, 2009 – 588,308
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of December 15, 2009 – 503,041 As of December 23, 2009 – 588,308
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of December 15, 2009 – 1.83% As of December 23, 2009 – 2.14%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 168905107	13G	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Prospect Harbor Credit Partners, L.P. EIN No.: 20-0606486
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER As of December 15, 2009 – 175,650 As of December 23, 2009 – 201,550
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER As of December 15, 2009 – 175,650 As of December 23, 2009 – 201,550
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of December 15, 2009 – 175,650 As of December 23, 2009 – 201,550
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of December 15, 2009 – 0.64% As of December 23, 2009 – 0.73%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 168905107	13G	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Advisors, LLC * EIN No.: 04-3505100
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER As of December 15, 2009 – 46,000 As of December 23, 2009 – 229,900
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER As of December 15, 2009 – 46,000 As of December 23, 2009 – 229,900
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of December 15, 2009 – 46,000 As of December 23, 2009 – 229,900
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of December 15, 2009 – 0.16% As of December 23, 2009 – 0.83%
12.	TYPE OF REPORTING PERSON PN

*	Sankaty Advisors, LLC has entered into an Investment Management Agreement with a managed account client pursuant to which it has authority to acquire, dispose of, and vote securities on behalf of such client. Sankaty Advisors, LLC disclaims beneficial ownership of the shares beneficially owned by such client.

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Children’s Place Retail Stores, Inc (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located 915 Secaucus Road, New Jersey, 07094.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of Sankaty Credit Opportunities III, L.P., a Delaware limited parntership (“COPS III”), Sankaty Credit Opportunities IV, L.P., a Delaware limited partnership (“COPS IV”), Sankaty Credit Opportunities (Offshore) IV, L.P., a Cayman Islands exempted limited partnership (“COPS IV Offshore”), Prospect Harbor Credit Partners, L.P., a Delaware limited partnership (“PRO”), and Sankaty Advisors, LLC, a Delaware limited liability corporation (“Sankaty Advisors”) in its capacity as the investment manager for a managed account client over which it has discretionary authority to acquire, dispose of, and vote securities.

Sankaty Credit Opportunities Investors III, LLC, a Delaware limited liability company (“COPS III Investors”), is the general partner of COPS III. Sankaty Credit Member, LLC, a Delaware limited liability company (“SCM”), is the managing member of COPS III Investors. Sankaty Credit Opportunities Investors IV, LLC, a Delaware limited liability company (“COPS IV Investors”), is the general partner of COPS IV. SCM is the managing member of COPS IV Investors. Sankaty Credit Opportunities Investors (Offshore) IV, L.P., a Cayman Islands exmpted limited partnership (“COPS IV Offshore Investors), is the general partner of COPS IV Offshore. Sankaty Credit Member (Offshore), Ltd., a Cayman Islands Exempted Limited Partnership (“SCM Offshore Ltd.”), is the general partner of COPS IV Offshore Investors. Prospect Harbor Investors, LLC, a Delaware limited liability company (“PRO Investors”) is the general partner of PRO. SCM is the sole member of PRO Investors. Mr. Jonathan Lavine is the managing member of each of SCM and SCM Offshore Ltd. Sankaty Advisors, LLC has entered into an Investment Management Agreement with a managed account client pursuant to which it has authority to acquire, dispose of, and vote securities on behalf of such client. Sankaty Advisors, LLC disclaims beneficial ownership of the shares beneficially owned by such client.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 24, 2009, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of COPS IIII, COPS IV, COPS IV Offshore, PRO, and Sankaty Advisors is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2(c).	Citizenship

Each of COPS III, COPS IV, PRO, and Sankaty Advisors, is organized under the laws of the State of Delaware. COPS IV Offshore is organized under the laws of the Cayman Islands. Mr. Jonathan S. Lavine is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.10 per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 168905107.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of the close of business on December 15, 2009, COPS III owned 254,850 shares of Common Stock of the Company. As of the close of business on December 23rd, COPS III owned 298,600 shares of Common Stock of the Company. COPS III Investors is the general partner of COPS III. SCM is the managing member of COPS III Investors. Mr. Jonathan S. Lavine is the managing member of SCM.

As of the close of business on December 15, 2009, COPS IV owned 390,459 shares of Common Stock of the Company. As of the close of business on December 23rd, COPS IV owned 456,642 shares of Common Stock of the Company. COPS IV Investors is the general partner of COPS IV. SCM is the managing member of COPS IV Investors. Mr. Jonathan S. Lavine is the managing member of SCM

As of the close of business on December 15, 2009, COPS IV Offshore owned 503,041 shares of Common Stock of the Company. As of the close of business on December 23rd, COPS IV Offshore owned 588,308 shares of Common Stock of the Company. Sankaty Credit Member (Offshore), Ltd is the general partner of COPS IV Offshore. Mr. Jonathan S. Lavine is a director of Sankaty Credit Member (Offshore), Ltd.

As of the close of business on December 15, 2009, PRO owned 175,650 shares of Common Stock of the Company. As of the close of business on December 23rd, PRO owned 201,550 shares of Common Stock of the Company. PRO Investors is the general partner of PRO. SCM is the managing member of Pro Investors. Mr. Jonathan S. Lavine is the managing member of SCM.

As of the close of business on December 15, 2009, Sankaty Advisors had discretionary authority to acquire, dispose of and vote 46,000 shares of Common Stock of the Company beneficially owned by a managed account client of Sankaty Advisors. As of the close of business on December 23rd, Sankaty Advisors had discretionary authority to acquire, dispose of and vote 229,900 shares of Common Stock of the Company. Sankaty Advisors, LLC has entered into an Investment Management Agreement with a managed account client pursuant to which it has authority to acquire, dispose of, and vote securities on behalf of such client. Sankaty Advisors, LLC disclaims beneficial ownership of the shares beneficially owned by such client.

No person other than the respective owner referred to herein of the shares of Common Stock of the Company is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4(b).	Percent of Class

As of the close of business on December 15, 2009, COPS III owned 0.93% of the Common Stock outstanding of the Company, COPS IV owned 1.42% of the Common Stock outstanding of the Company, COPS IV Offshore owned 1.83% of the Common Stock outstanding of the Company, PRO owned 0.64% of the Common Stock outstanding of the Company, Sankaty Advisors had discretionary authority to acquire, dispose of and vote 0.16% of the Common Stock outstanding of the Company. Together, as of the close of business on December 23, 2009, COPS III, COPS IV, COPS IV Offshore, PRO, and Sankaty Advisors owned or had discretionary authority to acquire, dispose of and vote 6.47% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by COPS III, COPS IV, COPS IV Offshore, PRO, and Sankaty Advisors is based upon 27,393,490 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 30, 2009, based on representations made in the Company’s Form 10-Q for the quarter ending October 31, 2009, filed with the Securities and Exchange Commission on December 4, 2009.

Item 4(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

COPS III	298,600
COPS IV	456,642
COPS IV Offshore	588,308
PRO	201,550
Sankaty Advisors	229,900

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of:

COPS III	298,600
COPS IV	456,642
COPS IV Offshore	588,308
PRO	201,550
Sankaty Advisors	229,900

(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: December 28, 2009

SANKATY CREDIT OPPORTUNITIES PARTNERS III, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner
By:	Sankaty Credit MemberI, LLC, its managing member

By:	/s/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY CREDIT OPPORTUNITIES PARTNERS IV, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner
By:	Sankaty Credit MemberI, LLC, its managing member

By:	/s/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY CREDIT OPPORTUNITIES (OFFSHORE) IV, L.P.

By:	Sankaty Credit Opportunities Investors (Offshore) IV, L.P, its general partner
By:	Sankaty Credit Member (Offshore), Ltd, its general partner

By:	/s/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Director

PROSPECT HARBOR CREDIT PARTNERS, L.P.

By:	Prospect Harbor Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	/s/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY ADVISORS, LLC as power-of-attorney for a managed account client

By:	/s/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Managing Director

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(2)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: December 24, 2009

SANKATY CREDIT OPPORTUNITIES PARTNERS III, L.P.

By: Sankaty Credit Opportunities Investors, LLC, its general partner
By: Sankaty Credit MemberI, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine
Title: Managing Member

SANKATY CREDIT OPPORTUNITIES PARTNERS IV, L.P.

By: Sankaty Credit Opportunities Investors, LLC, its general partner
By: Sankaty Credit MemberI, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine
Title: Managing Member

SANKATY CREDIT OPPORTUNITIES (OFFSHORE) IV, L.P.

By: Sankaty Credit Opportunities Investors (Offshore) IV, L.P, its general partner
By: Sankaty Credit Member (Offshore), Ltd, its general partner

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine
Title: Director

PROSPECT HARBOR CREDIT PARTNERS, L.P.

By: Prospect Harbor Investors, LLC, its general partner
By: Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine
Title: Managing Member

SANKATY ADVISORS, LLC as power-of-attorney for a managed account client

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine
Title: Managing Director